

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 2, 2014

<u>Via E-mail</u>
Mark Wentura
President and Chief Executive Officer
Iron Horse Clothing Corporation
1012 Main Street, Suite 104
Ramona, CA 92065

> **Re:** **Iron Horse Clothing Corporation**
> **Current Report on Form 8-K**
> **Amendment No. 1 filed December 3, 2013**
> **Form 10-Q for the quarter ended September 30, 2013**
> **Filed December 3, 2013**
> **File No. 333-183011**

Dear Mr. Wentura:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing an amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Current Report on Form 8-K filed on December 3, 2013</u>

<u>Form 10 Disclosure, page 3</u>

1.   Please address all Item requirements of Form 10 including, without limitation, Items 8, 10, 11, 12, 14 and 15(b), or advise.

2.   We note your disclosure on page 11 that you are a holding company with all of your operations conducted through Iron Horse. Please clarify the current corporate structure of the company in this section and disclose the name of your subsidiary. Disclose whether the holding company has any assets other than the assets of its subsidiary.

3.   Please provide a general description of the development of your business during the past three years. Include expanded disclosure that explains clearly your design process and your relationship with design consultants.

4.   Please provide an expanded description of your products and clarify the extent to which you have locked in vendor prices in six month increments.

5.   Please provide expanded disclosure regarding your customers including what you mean by retail specialty customers.

6.   Please describe the consulting agreement in greater detail and file it as an exhibit.

Management's Discussion and Analysis…, page 11

Financial Condition, page 12

7.   You disclose Iron Horse had total current assets of $252,079 as of June 30, 2013. However, this amount does not agree to your balance sheet presented on page 21. The difference appears to be the long-term deposits on advertising. Please revise accordingly.

Net Profit and Loss, page 13

8.   We note your sales have increased $76,506 but the cost of sales has decreased $100,833 in fiscal year 2013 as compared to fiscal year 2012. You attributed the increase of revenue in part to increased shipping costs of approximately $18,000 but you have not identified the remaining drivers of the change in sales. You also have not explained why cost of sales decreased in 2013 or why the costs decreased in relation to the increase in sales during the year. Please revise to address the causal factors attributed to the increase in sales, decrease in cost of sales and the relationship between these two changes.

9.   Please discuss the reasons for the year-to-year changes in general and administrative expense, bad debts, product development, professional fees, depreciation and amortization. Please identify the nature of the "Other" line item and explain why this expense was only incurred in 2013. If the change in any individual line item is due to multiple causal factors, please identify the nature and amount of each factor if practicable.   Refer to Item 303(a) of Regulation S-K and Section 501.04 of the Financial Reporting Codification for guidance.

Liquidity, page 13

10.   Please describe the material terms of each of the loans listed in this section including the date of each loan and the identity of the lender. File all agreements as exhibits.

11.   Please provide a discussion of your liquidity that addresses your liquidity requirements, in quantified terms, on both a short-term (12 months) and long-term basis. Your

discussion should disclose how you plan to address your immediate funding needs and the funds necessary to achieve your business plan. Refer to Instruction 5 of Item 303(a) of Regulation S-K and footnote 43 in Securities Act Release No. 33-8350 for guidance.

Change in Control of Registrant, page 15

12.   Please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mark Wentura should serve as a director, as required by Item 401(e)(1) of Regulation S-K. Identify clearly each of your directors. We note the reference to two directors in the last paragraph on page 15.

Security Ownership of Certain Beneficial Owners…, page 17

13.   Please identify the ultimate control person(s) who exercises the sole or shared voting and/or dispositive powers with respect to the shares held by Wakefield Kennedy LLC. Also, reconcile your disclosure in the third risk factor on page 10 with the disclosure in this section.

14.   Please disclose the shareholders owning more than 5% of your common stock. See Item 403 of Regulation S-K.

Executive Compensation, page 18

15.   Please reconcile the references to Edward Peplinski in the introductory paragraph and the reference to Jean-Claude Gehret in the table.

Certain Relationships and Related Transactions…, page 18

16.   Please disclose the share exchange agreement in this section and provide the information required by Item 404(d) of Regulation S-K.

17.   Please tell us why you have not disclosed the transactions with Mark Wentura and Wakefield Kennedy LLC in this section.

Financial Statements

18.   To the extent you revise your filing in response to our comments, please also revise your other Exchange Act filings if applicable.

19.   We note the fiscal year-ends for E. C. Consulting International, Inc. and Iron Horse Clothing Corporation prior to the merger were March 31 and June 30, respectively. Please revise your filing to report change in fiscal year under Item 5.03 of Form 8-K.

Statements of Cash Flows, page 24

20.   We note you present $25,433 for bad debts expenses in the statement of operations. Please revise to include this non-cash operating item as an adjustment in the reconciliation of net loss to net cash used in operating activities or tell us why no revision is required. Refer to ASC 230-10-45-28.

Note 1 – Accounting Policies and Basis of Presentation, page 25

21.   Please disclose the nature of the costs that are included in cost of sales.

22.   We note you present accounts receivable on a net basis in the balance sheets and bad debts expense in your statement of operations. Please disclose your accounting policy for writing off uncollectible accounts receivable, disclose the balance of the allowance for doubtful accounts for each of the applicable periods, and describe the methodology you used to estimate your allowance for doubtful accounts. Refer to ASC 310-10-50.

23.   We note from page 14 that from time to time your president has loaned you funds for working capital purposes. In addition, we note from page 17 that Wakefield Kennedy LLC owns14.24% of your common stocks and from time to time it has also loaned funds to you as described on page 14. Please revise your disclosure to include a related party footnote pursuant to ASC 850-10-50-1.

Note 2 - Summary of Significant Accounting Policies, page 26

Revenue Recognition, page 26

24.   Your revenue recognition policy appears to boilerplate and not sufficiently descriptive of the factors that affect your business. Please revise to disclose a revenue recognition policy that is specific to your revenue-generating transactions pursuant to SAB Topic 13B and describe how your revenue recognition policy meets the four criteria set forth under SAB Topic 13A.

Note 4 – Factoring Agreement, page 28

25.   Please tell us and revise to disclose the balance of the amount due from Factoring Company at June 30, 2013 and the amount that was charged to expense if that amount is not the $25,433 charged to Bad Debts

Note 5 – Deposits for Future Advertising, page 28

26.   Please identify the counterparty to the barter agreement and the nature of this entity, e.g., advertising agency, media broker, etc. Tell us whether the counterparty is a related party. Explain to us how you will utilize the credits, e.g., are you required to pay cash in

addition to the credits, are you limited to the services offered by the counterparty or are you able to utilize the credits to obtain advertising from other parties. Tell us also how the value of the advertising to be provided by the counterparty is determined upon usage. Please provide us with a courtesy copy of the Barter Agreement.

27.   We note you entered into a Barter Agreement where you exchanged prior season inventory for future advertising credits. It appears to us you would prefer to sell your inventory to customers for cash. The fact that you have bartered this inventory for advertising credits suggests to us that the recorded value of the inventory may not be an accurate measure of its fair value. Tell us how you concluded that the prior season inventory did not warrant a write-down to its fair value at the time of the exchange. If you believe the carrying value of the prior season inventory was equivalent to its fair value, please explain the basis for this conclusion. Tell us also how you have concluded that the remaining $75,000 balance of inventory at June 30, 2013 did not also warrant a write-down to fair value.

28.   You disclose the barter arrangement has a 36 month term. Given the available balance of advertising credits in the amount of $168,000 and your annual advertising expense in 2013 and 2012 of approximately $32,000 and $21,000, respectively, it would take between 5 and 8 years to fully utilize the credit. We also note you have classified the total balance as a current asset in the September 30, 2013 balance sheet. Please explain your plans to utilize this credit in view of its 36 month term or revise to write down its apparent excessive value.

Pro Forma Financial Information

29.   Revise to provide a pro forma balance sheet and pro forma statements of operations giving effect to the acquisition of Iron Horse and its recapitalization, and the discontinuation of E C's former consulting business. There has been a material change in the capitalization and operations of the registrant and the transition should be reflected in pro forma financial statements.

Form 10-Q for the Quarter Ended September 30, 2013 filed on December 3, 2013

Balance Sheets, page 3

30.   Please explain the difference between the sum of gross fixed assets at June 30, 2013 as presented in this Form 10-Q and at June 30, 2013 as presented in the amended Form 8-K or revise to provide consistent financial statements.

Statement of Stockholders' Equity

31.   Revise to provide a statement of stockholders' equity or a detailed footnote that presents the equity changes (e.g. share exchange, stock split, other share issuances, other

adjustments to the equity accounts to account for the recapitalization) that occurred between June 30 and September 30. Refer to Rule 8-03 (b)(2) of Regulation S-X.

Item 2. Management's Discussion and Analysis or Plan of Operation, page 9
Financial Condition, page 10

32.   You disclose you had total current liabilities of $182,845 as of September 30, 2013. However, this amount does not agree to the balance of current liabilities of $1,574,128 as presented in your balance sheet. Please revise.

Net Profit and Loss, page 10

33.   Your disclosures do not adequately explain the reasons for changes in sales, cost of sales and the operating expenses with material year-to-year changes. Please revise to discuss the reasons for the significant changes in the operating statement line items.

Item 4. Controls and Procedures, page 12

Evaluation of Disclosure Controls and Procedures, page 12

34.   Please amend the filing to disclose explicitly whether your controls and procedures were effective as of the end of reporting period. Refer to Item 307 of Regulation S-K.

Changes in Internal Controls over Financial Reporting, page 12

35.   You disclose that steps were taken to amend certain material weaknesses subsequent to the merger. Please amend your filing to disclose any change in your internal control over financial reporting that occurred during your last fiscal quarter that has materially affected or is reasonably likely to materially affect your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

   ·   staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Tia Jenkins, Senior Assistant Chief Accountant, at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or Brigitte Lippmann, Senior Counsel, at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director